UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Client One Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Parkway
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Hayes (609) 642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Eisenhauer _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Client One Securities, LLC _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA K MONICAL
Notary Public, State of Kansas
My Appointment Expires
5-25-2023

_____
Signature

President & Chief Compliance Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2020

Client One Securities LLC
Table of Contents
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Client One Securities, LLC (the Company) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I & II (the Schedules) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Overland Park, Kansas
March 30, 2021

We have served as the Company's auditor since 2017.

Client One Securities LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	1,227,070
Due from other broker dealers		1,055,906
Prepaid expenses and other assets		233,204
Total assets	$	2,516,180

Liabilities and Member's Equity
Liabilities

Accounts payable and accrued liabilities	$	218,990
Commissions payable		1,159,823
Deferred investment advisory representative renewal fees		283,878
Notes payable		233,000
Total liabilities		1,895,691
Member's Equity		620,489
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,516,180

The accompanying notes are an integral part of these financial statements.

Client One Securities LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Commission revenue		
Sales commissions	$	12,162,535
Trailing commissions		1,715,064
Advisory revenue		13,163,677
Other revenue		1,373,280
Interest income		11,620
Total revenues		28,426,176
Expenses		
Commissions and fees paid to reps		22,901,460
Advisory fees		376,073
Clearing fees		558,604
Technology and communications		1,618,990
Regulatory fees and expenses		225,832
Salaries and other employment costs		1,557,540
Promotional costs and seminars		157,791
General and administrative		436,815
Interest expense		1,502
Total expenses		27,834,607
NET INCOME	$	591,569

The accompanying notes are an integral part of these financial statements.

Client One Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance, at December 31, 2019	$	628,920
Distributions to Member		(600,000)
Net income		591,569
Balance, at December 31, 2020	$	620,489

The accompanying notes are an integral part of these financial statements.

Client One Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from (used in) operating activities:		
Net income	$	591,569
Adjustments to reconcile net income to net cash		
from (used in) operating activities:		
Changes in assets and liabilities:		
Decrease in due from other broker dealers		78,712
Increase in prepaid expenses and other assets		(135,343)
Decrease in accounts payable and accrued liabilities		(104,624)
Decrease in commissions payable		(61,915)
Decrease in deferred rep renewal fees		(10,358)
Net cash provided by operating activities		358,041
Cash flows from (used in) financing activities		
Small Business Administration PPP Loan Proceeds		233,000
Capital distributed to Member		(600,000)
Net cash flow used in financing activities		(367,000)
Net decrease in cash		(8,959)
CASH AND CASH EQUIVALENTS, beginning of year		1,236,029
CASH AND CASH EQUIVALENTS, end of year	$	1,227,070

The accompanying notes are an integral part of these financial statements.

Note 1 – General and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Client One Securities, LLC (the Company) is a limited liability company organized under the laws of the state of Kansas, with its home office located in Leawood, Kansas. The Company is a broker dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the broker dealer industry.

The Company is a wholly owned subsidiary of Creative One Marketing Corporation (the Parent).

Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Due from Other Broker Dealers

Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts. Receivables from broker dealers were $1,055,906 and $1,134,618 at December 31, 2020 and December 31, 2019, respectively.

(d) Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of basic contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by Investment Advisory Representatives (IARs) for their clients' purchases and sales of securities on exchanges and over the counter as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. IARs assist the Company in performing its obligations. Accordingly, total commission revenues are recorded on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to accounts belonging to clients of IARs on the Company's corporate and third-party advisory platforms. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate and third-party advisory platforms is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market

impacts on clients' portfolio values. The constraint is removed once the portfolio value can be determined. Generally, fees are billed on a monthly or quarterly basis based on each account's asset value at the end of the preceding month or quarter, respectively. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Other Revenue

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, mainly those who offer alternative investments, such as non-traded real estate investment trusts, and business development companies, and other miscellaneous revenues. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers. The Company recognized $198,963 for these revenues in 2020.

The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, or a percentage of the average annual amount of product sponsor assets held in accounts belonging to IAR clients, or as a percentage of new sales, or a combination thereof. As the value of product sponsor assets held in IAR client accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. This income is linked to the Company's annual Sales Summit event which has been deferred until May 2022 due to the pandemic. The Company's deferred income from sponsors was $39,850 for the year ended December 31, 2020 and appears in Accounts Payable and Accrued Liabilities on its Statement of Financial Condition.

The Company provides support to its IARs throughout the year, including fee revenues from training, insurance coverage and payment of regulatory fees, transaction services revenues, and other services. Fee revenues may be generated from registered representatives or their clients. Fee revenues primarily include IRA custodian fees, contract and licensing fees, and other client account fees. In addition, the Company hosts certain IAR conferences that serve as training, education, sales, and marketing events, for which a fee is charged for attendance. Fee revenues are recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life. Transaction service revenue primarily includes fees the Company charges to IARs and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transaction service revenue is recognized at the point-in-time that a transaction is executed, which is generally the trade date.

The Company charges its IARs an annual fee which covers initial registration, insurance and training costs. These fees are generally collected in November and December for the following year. The Company recognizes revenue on registration fees and insurance coverage payments made on behalf of its IARs at the point in time the payments are made, and at an amount equal to the cost of the payments made, resulting no effect on net income.

The remaining fees collected are not identifiable with specific obligations performed and are therefore recognized on a straight-line basis over the coverage period. The Company's total revenues from IAR support fees and transaction services charged to IARs was $1,174,317 for the year ended December 31, 2020. As of December 31, 2019, the Company had $294,237 of liabilities recorded for deferred IAR renewal fees, all of which were recognized as income in 2020. As of December 31, 2020, the Company had $283,878 of liabilities recorded for deferred IAR renewal fees, which will be recognized as income during 2021.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

(e) Leases

The Company has no leases that require the recording of a net lease asset and lease liability on the Company's balance sheet or have a material impact on earnings or cash flows as of December 31, 2020.

(f) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(g) Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The Company adopted Topic 326 on January 1, 2020. The standard requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's receivables from broker-dealers and clearing organizations are financial assets subject to evaluation under Topic 326. The Company has performed an evaluation of the collectability of these receivables. Because of the daily settlement with the Company's counterparties, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not recorded an allowance for credit losses due to no history of losses on these receivables. All receivables from broker-dealers and clearing organizations recorded as of December 31, 2020 have been subsequently collected.

The Company's receivables from revenue transactions under ASC 606, *Revenue from Contracts with Customers*, are trade receivables subject to evaluation under Topic 326. The Company performs an evaluation at contract inception to determine whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled. The Company has not recorded an allowance for credit losses due to the short-term nature of these receivables and no history of losses on these receivables.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $559,149 and was $448,303 in excess of its required net capital of $110,846. The Company's ratio of aggregate indebtedness to net capital was 2.97 to 1.00.

Note 3 – Related Party Transactions

The Company rents its facilities from its Parent and paid $29,191 in short term lease expense during 2020. The Company's sub-lease agreement expires on December 31, 2021. The Company has no security obligations with regard to the Parent's lease.

The Company has a sub-advisory agreement with Change Path, LLC, an affiliate. Under the Company's sub-advisory agreement with Change Path the Company earned $45,154 in advisory fee income and incurred $279,261 of advisory fee expense for the year ended December 31, 2020. As of December 31, 2020, the Company had no accrued liabilities to Change Path and was owed $138,724 by Change Path including $121,288 that is unaffiliated with fees earned from Change Path.

The Company and its affiliates are related parties under common control, and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 4 – Notes Payable

In April 2020, the Company was granted a loan from Vision Bank in the amount of $233,000, pursuant to the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which was enacted March 26, 2020. Under the terms of the PPP, certain amounts of the loan may be forgiven if used for certain qualifying expenses as described in the CARES Act. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first 10 months. The Company used the proceeds for purposes consistent with the PPP and believes that they will meet the conditions for forgiveness. Interest accrues during the time between the disbursement of the loan and remittance of the forgiveness amount. Accrued interest was immaterial as of December 31, 2020.

Note 5 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $68,368 for the year ended December 31, 2020.

Note 6 – Non-Qualified Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan through its Parent to key employees as determined by the CEO. The effective date of the plan was May 1, 2019. The Company provided a 100% match to employee contributions for the year ended December 31, 2020. Employer contributions vest ratably over five-years of service. The Company contributed $26,000 to the plan for the year ended December 31, 2020.

Note 7 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker dealers under clearing agreements. Although the Company clears its transactions through other securities broker dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker dealer. At December 31, 2020, there were no amounts to be indemnified to the clearing brokers.

Note 8 – Commitments and Contingencies

In March of 2020, an outbreak of a novel coronavirus (COVID-19) occurred in the United States, along with various other countries globally. The World Health Organization assessed the novel coronavirus outbreak and characterized it as a pandemic. Subsequent to the declaration of a pandemic, a variety of federal, state, and local governments have taken actions in response to the pandemic, which have varied by jurisdiction, the scope of which are not currently fully known or quantifiable.

The duration and intensity of the impact of the coronavirus and resulting impact to the Company is unknown. A reduction in economic output or a prolonged recession in the U.S. economy, both of which appear probable as a result of the pandemic, may also have a negative effect on the Company's operations.

The Company has found its business to be reasonably resilient to date. The widespread restriction of movements of staff has resulted in contingency plans being activated successfully

and staff are continuing to work remotely and on site. The business activities of the Company have continued without interruption. The Company does not have any material concerns regarding its ability to continue operations.

Supplemental Information

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	620,489
Allowable credits: PPP forgivable loan	$	233,000
Deductions and/or charges:		
Non-allowable assets:		
Due from other broker dealers		(61,136)
Prepaid expenses and other assets		(233,204)
Net capital before haircuts on securities positions		559,149
Haircuts on securities positions		-
Net Capital	$	559,149

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:		
Accounts payable and accrued liabilities	$	218,990
Commissions payable		1,159,823
Deferred investment advisory representative renewal fees		283,878
Total aggregate indebtedness	$	1,662,691

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	110,846
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	110,846
Net capital in excess of required minimum	$	448,303
Ratio: aggregate indebtedness to net capital		5.10 to 1.00

There are no material differences between the computation above and the computation
included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17A-5
as of December 31, 2020, amended on March 22, 2021.

Client One Securities LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2020

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Pershing LLC.

Client One Securities, LLC
Management's Exemption Report
For the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

We have reviewed management's statements, included in the accompanying Client One Securities, LLC Exemption Report, in which:

1) Client One Securities, LLC (the Company) claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) The Company states the Company is also filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- The Company limits its other business activities contemplated by Footnote 74 to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and

- The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP
Overland Park, Kansas
March 30, 2021

Client**One**

securities, llc

CLIENT ONE SECURITIES, LLC
EXEMPTION REPORT

Client One Securities, LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[ii].

> (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

> (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CLIENT ONE SECURITIES, LLC

I, Jeff Eisenhauer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: **President**

Sign: _Jeff Eisenhauer_   Date: _3-30-2021_

Jeff Eisenhauer
President/CCO
Client One Securities, LLC
11460 Tomahawk Creek Parkway
Leawood, KS. 66211
SEC Filing #8-68494
Firm ID# 152974

11460 Tomahawk Creek Parkway | Suite 100 | Leawood, KS 66211
T 888.909.9399 | P 913.814.6097 | F 913.273.1453 | www.client1securities.com

Member FINRA/SIPC and an Investment Advisor
©2015 Client One Securities, LLC. All Rights Reserved.